UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

FINVOLUTION GROUP
(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share
(Title of Class of Securities)

69354V108
(CUSIP Number)

HAO Liang, Unit 4112, COSCO Tower, 183 Queen’s Road, Central, Hong Kong, 852-3610 2225
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

16/01/2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69354V108

1	NAMES OF REPORTING PERSONS Seahawk China Dynamic Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,279,045
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 15,279,045
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,279,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.65%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 5

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background

(c)

The Fund is incorporated in Cayman Islands. Gold Dragon Worldwide Asset Management Limited is serving as an Investment Manager incorporated in Hong Kong. The Investment Manager is licensed for type 4 (advising on securities) and type 9 (asset management) regulated activities by the Securities and Futures Commission under the Securities and Futures Ordinance of Hong Kong with CE number BJU614.

It is located at Unit 4112, COSCO Tower, 183 Queen’s Road, Central, Hong Kong. Kong Wai Nga is a Hong Kong citizen who is employed by the Investment Manager as a Director and Responsible Officer. HAO Liang is a People’s Republic of China citizen who is employed by Investment Manager as a Director.

Item 5. Interest in Securities of the Issuer

(a-b) As of the date of this Schedule 13D: The Reporting Person owns 15,279,045 shares of Class A ordinary shares which is approximately 8.65% of the total shares of the Company’s Class A ordinary shares based upon 176,724,453.00 shares.

(c)

Transactions by the fund effected in Last 60Days. All shares are bought in Open Market.

Trade Date	Quantity	Trading price
11/18/2019	706,455.00	2.90030
11/19/2019	2,501,674.00	2.42210
11/19/2019	9,368.00	2.80000
11/19/2019	990,632.00	2.51080
11/20/2019	889,773.00	2.21170
11/21/2019	1,002,304.00	2.11413
11/22/2019	776,038.00	2.17772
11/25/2019	62,600.00	2.2751
12/03/2019	50,483.00	2.4888
12/04/2019	48,994.00	2.4201
12/05/2019	45,672.00	2.3229
12/06/2019	45,205.00	2.4030
12/09/2019	22,026.00	2.3916
12/10/2019	58,753.00	2.3435
12/11/2019	60,000.00	2.4021
12/12/2019	106,157.00	2.3271
12/13/2019	156,880.00	2.2149
12/16/2019	68,541.00	2.3196
12/18/2019	24,619.00	2.2973
12/19/2019	10,100.00	2.3374
12/20/2019	24,336.00	2.3316
12/23/2019	43,172.00	2.2339
12/24/2019	97,773.00	2.22900
01/16/2020	74,455.00	2.36570
01/16/2020	4,590.00	2.38220

Page 3 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer, other than those disclosed in the present filing.

The fund has granted HAO Liang, Fund Director and Portfolio Manager, the sole power to vote or direct the vote of 15,279,045 shares of the Company’s Class A ordinary shares.

Item 7. Material to Be Filed as Exhibits

None

Page 4 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2020
Dated

/s/ HAO Liang
Signature

Director
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Page 5 of 5